Exhibit 10.3

One New Orchard Road

Armonk, New York 10589

James Whitehurst

Red Hat, Inc.

October 28, 2018

Dear Jim:

I am delighted to extend an offer of employment to you and look forward to welcoming you to the IBM team. IBM is very excited about the addition of Red Hat and the important role you will play in driving IBM’s strategy.

With this letter, you will receive attachments outlining the specifics of your offer. I am confident that you will enjoy the business, the people and the challenges associated with joining our team. There is still much work ahead of us in integrating Red Hat, its processes, and its technology. As we work through these challenges, you will discover you have much in common with your new IBM colleagues. Like you, they are highly creative, innovative people who enjoy what they do. They share your passion, commitment to excellence and quality, and focus for our clients’ success.

I am confident we have the right team in place to accomplish great things together. Even more exciting is the long-term future and the prospect to positively impact the businesses of our clients. I look forward to this exciting new chapter and to working closely with you to enable our success!

Once again, welcome! IBM is glad to have you as part of this team.

Sincerely,

Diane Gherson

Chief Human Resources Officer

Attachments: A-D

Attachment A

We outline below the key terms of our offer of employment to you to join International Business Machines Corporation (“IBM”), which is conditional upon (1) the closing of IBM’s acquisition of Red Hat, Inc. (“Red Hat”) (the “Closing”); and (2) your continuing to be a Red Hat employee until the Closing.

The elements of your employment offer are as follows:

I.           COMPENSATION & BENEFITS

Your current base salary and your current target cash incentive opportunit(ies) under the terms and conditions of the applicable Red Hat cash incentive plans and programs governing such opportunit(ies) (the “Red Hat Incentive Plans”), in each case as in effect immediately prior to the Closing, will remain in effect through the date of your transition to IBM’s payroll (your “IBM Hire Date”). You will not be eligible to participate in any of IBM’s cash incentive programs for employees until your IBM Hire Date.

It is IBM’s intent that, effective on your IBM Hire Date, your base salary and target cash incentive opportunity will be determined according to IBM’s plans and policies applicable to you and your role, provided that, following your IBM Hire Date, during the period of your eligibility for Retention Payments under the retention program described in this offer letter, neither your base salary nor your target total cash opportunity (base salary plus target cash incentive opportunity) will be reduced from the amounts in effect immediately prior to the Closing.

Effective on your IBM Hire Date, you will have the opportunity to participate in the other employee benefits programs that IBM generally makes available to its newly hired regular full-time employees. For detailed information on IBM benefits, visit the IBM Benefits website at http://www.ibm.com/employment/us/benefits/. Without limiting the foregoing, you may become eligible to participate in the IBM Excess 401 (k) Plus Plan in accordance with its terms as in effect from time to time.

II.         RED HAT EQUITY AWARDS

          A.      Treatment of Red Hat Equity Awards at Closing

Pursuant to the terms of the Agreement and Plan of Merger that is expected to be entered into among IBM, Red Hat and Socrates Acquisition Corp. (the “Merger Agreement”), upon the Closing, your Red Hat equity awards will be treated as follows:

(i)         your outstanding Red Hat stock options that have vested as of immediately prior to the Closing will be canceled at the Closing, and you will receive a cash payment equal to the product of the number of shares of Red Hat common stock subject to the unexercised portion of such options and the excess, if any, of the per share common stock merger consideration (as determined under the Merger Agreement) over the exercise price per share of common stock subject to such options, with such amount being paid in accordance with the Merger Agreement;

(ii)     your outstanding Red Hat stock options that are unvested as of immediately prior to the Closing will be converted at the Closing into options to acquire, on substantially the same terms and conditions as were applicable under such Red Hat stock options (including the vesting schedule but not including any right to accelerated vesting not expressly provided for in this offer letter), an adjusted number of shares of IBM common stock at an adjusted exercise price (such adjusted number of shares and exercise price will be determined pursuant to the formula set forth in the Merger Agreement) (each such adjusted option, an “Adjusted Option”);

(iii)     your outstanding Red Hat restricted shares that are unvested as of immediately prior to the Closing (“Restricted Shares”) will be converted, at the Closing, into a restricted share award, on substantially the same terms and conditions as were applicable under such Restricted Shares (including the vesting schedule but not including any right to accelerated vesting not expressly provided for in this offer letter), with respect to an adjusted number of shares of IBM common stock (such adjusted number of shares will be determined pursuant to the formula set forth in the Merger Agreement) (each such adjusted restricted share, an “Adjusted Restricted Share”);

(iv)     your outstanding Red Hat restricted stock units subject to service-based, but not performance-based, vesting that are unvested as of immediately prior to the Closing (“RSUs”) will be converted, at the Closing, into the right to receive, on substantially the same terms and conditions as were applicable under such RSUs (including the vesting schedule but not including any right to accelerated vesting not expressly provided for in this offer letter) on each date after the Closing on which any such RSUs would have vested, an adjusted number of shares of IBM common stock (such adjusted number of shares will be determined pursuant to the formula set forth in the Merger Agreement) (each such adjusted RSU, an “Adjusted RSU”); and

(v)       your outstanding Red Hat restricted stock units subject to performance-based vesting that are unvested as of immediately prior to the Closing (“PSUs”) will be converted, at the Closing, into a restricted share award, on substantially the same terms and conditions as were applicable under such PSUs (other than the performance-based vesting schedule, which shall be converted into a service based vesting schedule in accordance with the applicable award agreement, and other than any right to accelerated vesting not expressly provided for in this offer letter), with respect to an adjusted number of shares of IBM common stock (such adjusted number of shares will be determined pursuant to the formula set forth in the Merger Agreement in respect of the applicable PSU Share Number (as defined in the Merger Agreement)) (each such adjusted PSU restricted share award, an “Adjusted PSU Restricted Share” and collectively with any Adjusted Options, Adjusted Restricted Shares and Adjusted RSUs, the “Adjusted Equity Awards”).

B.        Treatment of Red Hat Equity Awards Upon Termination of Employment

Except as set forth in Section IV, if, prior to the final vesting date with respect to your Adjusted Equity Awards, you cease to be an active, full-time employee of IBM and its subsidiaries for any reason, you will forfeit any Adjusted Equity Awards that are unvested as of such date.

III.        RETENTION PROGRAM AND RETENTION RSU AWARD

A.      Retention Program

As a key member of the Red Hat team, you will be eligible to participate in and receive payments under the retention program described in this offer letter (the “Program”). The Program was developed exclusively for a select group of Red Hat employees. The intent of the Program is to recognize key contributions that Red Hat and IBM believe will be necessary for the successful integration of our two businesses. You will be eligible to receive payments under the Program (each such payment, a “Retention Payment”) up to, but not to exceed, $6,000,000 in the aggregate, as set forth below, provided that (I) you remain an employee of IBM and its subsidiaries for the periods listed below and (2) the relevant milestone targets are met. The milestone targets will be objectively determinable and will be reasonably determined in good faith by you and IBM at the beginning of each milestone period. Each of the milestone periods will be equal to one year. Since the opportunity to participate in the Program was offered to a limited number of Red Hat employees, you should treat your participation in the Program, and any award under it, with appropriate sensitivity and confidentiality.

Retention Payments may become payable to you under the Program pursuant to the following schedule:

●	The first milestone period will begin on the Closing and will end on the one-year anniversary of the Closing. The maximum potential Retention Payment for the achievement of the milestones with respect to that period will be $2,000,000.

●	The second milestone period will begin on the day immediately following the one-year anniversary of the Closing and will end on the two-year anniversary of the Closing. The maximum potential Retention Payment for the achievement of the milestones with respect to that period will be $2,000,000.

●	The third milestone period will begin on the day immediately following the two year anniversary of the Closing and will end on the three-year anniversary of the Closing. The maximum potential Retention Payment for the achievement of the milestones with respect to that period will be $2,000,000.

The additional terms and conditions of the Program are as follows:

●	If your employment with IBM and its subsidiaries is terminated (i) by IBM without “cause” (as determined by IBM in accordance with its standard policies and procedures, which includes, among other things, any violation of IBM policy and/or failure to perform satisfactorily, and without regard to how “cause” or “good cause” (or any similar term) is defined in any plan, policy or program, any offer letter, any agreement between you and Red Hat, or any amendment thereto) or (ii) due to your death or disability (the latter to be determined under IBM's generally applicable process) at any time during the Program, and you (or your legal guardian or estate, if applicable) execute IBM's standard release of claims, the Retention Payment for the then current milestone period will be made in full to you (or, in the event of your death, your estate) within a reasonable period of time after such termination, in full satisfaction of IBM's obligations under the Program; provided, however, that (a) IBM's standard release of claims must be executed after termination of your employment, and (b) such release must become effective and irrevocable no later than the 61st day after termination of your employment. You shall not be entitled to receive any other payments under the Program. Failure to execute IBM's standard release of claims within a period sufficient to allow it to become effective and irrevocable as set forth above shall preclude any entitlement to benefits under this paragraph.

●	If, during the 36-month period covered by the Program, you cease to be an active, full-time employee of IBM and its subsidiaries for any reason other than termination of your employment by IBM without cause or your death or disability (including, without limitation, by reason of your voluntary resignation or the termination of your employment by IBM for cause), you will no longer participate in the Program, and no further Retention Payments, partial or otherwise, will be made to you under the Program, including, without limitation, any Retention Payment for the then current milestone period.

B.       Retention RSU Award

In addition, as soon as practicable following the Closing, IBM will grant you an award of retention restricted stock units with respect to shares of lBM common stock with an aggregate grant date fair value as of the Closing equal to $15,000,000, pursuant to IBM's form of Long-Term Performance Plan award agreement and not pursuant to the Program (the “Retention RSU Award”). The Retention RSU Award shall vest and be settled with respect to 1/3rd of the Retention RSU Award on the three-year anniversary of the Closing and 2/3rd of the Retention RSU Award on the four-year anniversary of the Closing, provided that you remain an employee of IBM and its subsidiaries on the applicable vesting date.

IV.        SEVERANCE

●	If during the 12-month period following the Closing, your employment is terminated by IBM without “Cause”, by you for Good Reason (as such terms are defined in your Executive Employment Agreement with Red Hat, dated as of December 19, 2007, and as amended December 23, 2008 (the “Red Hat Severance Arrangement”, except that you acknowledge and agree that any changes in your titles, positions, authority, duties or responsibilities due to the fact that Red Hat or its successor becomes a privately held company or a division or subsidiary of IBM shall not constitute “Good Reason” so long as you continue as the CEO of the Red Hat business substantially as conducted immediately prior to the time that Red Hat becomes a subsidiary, and there is no material diminution in your authority, duties or responsibilities (other than the fact that you are no longer the CEO of a publicly traded company)) or due to death or disability, you (or, in the event of your death, your estate) will be entitled to receive (a) the severance benefits set forth in the Red Hat Severance Arrangement (such benefits, the “Severance Benefits”) within a reasonable period of time after such termination and (b) full acceleration of any Adjusted Equity Awards that are unvested; provided, however, that (i) IBM's standard release of claims must be executed by you (or your legal guardian or estate, if applicable) after termination of your employment and (ii) such release must become effective and irrevocable no later than the 61st day after termination of your employment. Failure to execute IBM's standard release of claims within a period sufficient to allow it to become effective and irrevocable as set forth above shall preclude any entitlement to benefits under this paragraph.

●	In addition, notwithstanding any termination of your employment, to the extent that Section 7 of the Red Hat Severance Arrangement regarding Section 280G of the Internal Revenue Code of 1986 as amended (the “Code”) applied to you as of the Closing, such provision shall continue to apply with respect to the transactions contemplated by the Merger Agreement.

V.         HOLIDAYS

As an IBM employee, you will receive 12 paid holidays a year, a percentage of which are designated by IBM and your work location. The remaining undesignated holidays are considered personal choice holidays.

VI.        VACATION

Beginning after the Closing and effective on your IBM Hire Date, you will transition to IBM's vacation program. Your vacation eligibility for purposes of IBM's vacation program will be based on your hire date at Red Hat.

Combined Years of Service (including pre- closing service with Red Hat)	Total Vacation Weeks Accrued Annually
0-9 years	3
10 or more years	4

VII.       MISCELLANEOUS

This offer letter represents the entire agreement of the parties concerning your employment with IBM and its subsidiaries, your compensation therefor and the other matters covered herein and, except as set forth in this offer letter, shall supersede any and all previous contracts, understandings, agreements, commitments, promises or similar communications or arrangements, whether written or oral, with respect to such subject matters between any of IBM, its subsidiaries, Red Hat, their respective directors, officers, employees and agents and you, provided that any agreement between you and either IBM, any of its subsidiaries or Red Hat concerning noncompetition, nonsolicitation of customers or employees, nondisclosure of information or ownership of intellectual property rights shall remain in full force and effect, and all rights and licenses relating to intellectual property shall be assigned to IBM as of the Closing. Without limiting the foregoing, you acknowledge and agree that you shall not be entitled, whether under this offer letter or otherwise, to any compensation or benefits not described herein (other than vested and accrued benefits with respect to your service with Red Hat). Any document produced or communication made in the course of negotiating the terms of this offer letter shall not constitute a part of this offer letter and shall not be used to interpret the terms of this offer letter or the intent of the parties hereto. Neither party is relying upon any representation, understanding, undertaking, promise, commitment, communication or agreement, whether written or oral, not set forth in this offer letter, and each party expressly disclaims any reliance on any of the foregoing.

The Retention Payments, the Retention RSU Award and Severance Benefits will not be considered part of your earnings for purposes of calculating current or future benefits under any compensation or benefit programs maintained or sponsored by IBM or its subsidiaries, including retirement plans, 401(k) plans and the like.

All payments described in this offer letter will be subject to applicable federal, state, local and non-U.S. tax reporting and withholding requirements. This offer letter shall be interpreted such that the payments made under this offer letter comply with, or are exempt from, Section 409A of the Code (“Section 409A”). To help ensure compliance with the short-term deferral exception of Section 409A, any Retention Payments, Retention RSU Award and Severance Benefits that you become entitled to receive pursuant to this offer letter will be paid to you no later than March 15th of the year following the first taxable year in which the amount is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A and the Treasury Regulations thereunder). For purposes of Section 409A, each of the payments that may be made hereunder is designated as a separate payment. To the extent that IBM determines that any payment or benefit pursuant to this offer letter (including, without limitation, any Retention Payment, Retention RSU Award and Severance Benefits) constitutes deferred compensation (within the meaning of Section 409A), such payment or benefit shall be made at such times and in such forms as IBM determines are required to comply with Section 409A (including, without limitation, in the case of a “specified employee” within the meaning of Section 409A, the six-month delay for amounts payable upon a separation from service) and the Treasury Regulations and any applicable guidance thereunder. However, nothing in this offer letter shall be interpreted or construed to transfer any liability for any tax (including a tax or penalty due as a result of a failure to comply with Section 409A) from you to IBM or to any other individual or entity, and IBM shall not pay any additional payment or benefit in the event that IBM changes the time or form of your payments or benefits in accordance with this section.

VIII.     POLICY COMPLIANCE

IBM employees are required to comply with IBM's Business Conduct Guidelines. Once you have authorized access to the IBM Intranet, you will be asked to read and then acknowledge receipt and compliance with these guidelines.

As is customary at IBM, this offer is contingent upon the verification of your pre employment information; your signing of this offer letter; your signing of IBM's Agreement Regarding Confidential Information, Intellectual Property and Other Matters, substantially in the form of Attachment C, on the first day of your employment with IBM; and your certification that you will not use or disclose to IBM any third party confidential information. IBM may rescind this employment offer without liability at any time if IBM determines that your conduct is not consistent with IBM's business standards or interferes with your ability to carry out your duties or responsibilities with IBM. This offer is also contingent on your ability to work for IBM or its subsidiaries without restriction (which means you do not have a non-compete clause with any former employer or any non-compete obligations have been disclosed by you and resolved to IBM's satisfaction). This offer is also contingent upon successful completion of the pre employment process, which may include a criminal background check. This offer letter is not an employment contract, and your employment with IBM or its subsidiaries will be on an “at-will” basis. In addition, on your first day of employment, you will be provided with a copy of IBM’s Drug Free Workplace statement as well as a copy of IBM's drug and alcohol testing policy.

Employment with IBM or its subsidiaries is contingent upon your compliance with U.S. immigration law. This law requires you to complete the U.S. Government Employment Eligibility Verification form (1-9), and to provide on your first day of employment documents that verify your identity and employment eligibility.

During the sign-on process, you will receive information, including the documents in Attachments D and E, regarding IBM’s affirmative action programs for individuals with disabilities, special disabled veterans, veterans of the Vietnam era, and other covered veterans included under the amended Veterans Employment Opportunities Act of 1998.

IX.        WAIVER AND RELEASE OF CLAIMS

As a condition of your employment with IBM or its subsidiaries and of your participation in the Program and receipt of the Retention RSU Award, you hereby agree to the waiver of certain benefits and rights, as set forth in this section of this offer letter (the “Waiver”). BY ACCEPTING THIS OFFER LETTER, YOU RELEASE RED HAT, IBM AND ANY OF THEIR RESPECTIVE SHAREHOLDERS, PREDECESSORS, PARENTS, SUBSIDIARIES, AFFILIATES, SUCCESSORS, BENEFIT PLANS AND PRESENT AND FORMER DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, ADVISORS AND COUNSELS (COLLECTIVELY, THE “RELEASED PARTIES”) FROM ALL CAUSES OF ACTION, LAWSUITS, DAMAGES, CLAIMS, DEMANDS, ACTIONS AND LIABILITIES OF ANY NATURE THAT YOU MAY HAVE AGAINST THE RELEASED PARTIES AS OF THE DATE YOU SIGN THIS OFFER LETTER.

EXCEPT FOR THE CLAIMS SPECIFICALLY IDENTIFIED IN THIS SECTION OF THE OFFER LETTER; PROVIDED, HOWEVER, THAT IF THE MERGER AGREEMENT TERMINATES AND THE CLOSING DOES NOT OCCUR, THE WAIVER SHALL BE NULL AND VOID AND HAVE NO FURTHER FORCE OR EFFECT. The claims and rights you are releasing include, without limitation: (i) all claims against the Released Parties whether or not related to your employment with Red Hat; (ii) all claims arising under any federal, state, local or foreign law dealing with or regulating employment, including, but not limited to: (a) laws prohibiting discrimination based on race, national origin, ancestry, color, creed, religion, sex, sexual orientation, pregnancy, marital status, age (including all claims under the Age Discrimination in Employment Act of 1967), disability, medical condition, genetics, military status, retaliation or veteran status; (b) family and medical leave; (c) claims arising under the Employee Retirement Income Security Act of 1974 (“ERISA”); and (d) all waivable claims related to wages and hours, including under state or local labor or wage payment laws; (iii) claims based on contract (express or implied), tort, or any other legal theory; (iv) any claim for attorneys' fees; (v) any right you may otherwise have to participate in any separation pay plan or retirement bridge leave of absence, or to receive any other severance payment (other than as set forth in this offer letter); (vi) any right you may otherwise have to file a lawsuit against the Released Parties; (vii) all claims whether or not you know about them at the time you accept this offer letter; (viii) any rights with respect to the treatment of any Red Hat equity awards (other than as set forth in this offer letter); (ix) any rights or benefits that you may have or become entitled to receive under any severance, termination, change of control, bonus or similar policy, plan, program, agreement or similar or related arrangements, including, but not limited to, any prior offer letter, letter agreement, or employment agreement between you and Red Hat or any of its subsidiaries, affiliates or successors (other than as set forth in this offer letter); and (x) any rights that you may have to receive any Red Hat equity or equity-based awards in the future.

If you have worked or are working in California, you expressly agree to waive the protection of Section 1542 of the California Civil Code because you are releasing all claims, whether they are known or unknown. Section 1542 of the California Civil Code states:

A general release does not extend to claims which a creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

In the event that you do not understand the waiver of your rights under Section 1542 of the California Civil Code or its legal effect on you, you should talk to a lawyer.

By accepting this offer letter you do not release the Released Parties from any of the following claims and rights: (i) any claims you may have that arise after the date you sign this offer letter; (ii) any claims that by law cannot be waived by private agreement without judicial or governmental supervision; (iii) any claims for wages that IBM concedes are due and owing to you; (iv) your right to file a charge with or participate in any investigation or proceeding conducted by the U.S. Equal Employment Opportunity Commission (“EEOC”) or similar government agency; provided that even though you can file a charge or participate in an investigation or proceeding conducted by the EEOC or similar government agency, by accepting this offer letter you are waiving your ability to obtain relief of any kind from the Released Parties to the extent permitted by law; (v) your right to enforce this offer letter; (vi) your non-forfeitable rights to accrued benefits (within the meaning of Sections 203 and 204 of ERISA); (vii) any right to use the IBM Open Door and Panel Review Programs; (viii) your rights under the Merger Agreement as an equity holder of Red Hat, if any; and (ix) your rights to indemnification with respect to your service with Red Hat, IBM or their respective affiliates (under governing law, the organizational documents of the entity or otherwise). You are not prohibited from reporting possible violations of law or regulation to a government agency, as protected by law.

You represent that you have not filed or otherwise pursued any charges, complaints or claims of any nature which are in any way pending against any of the Released Parties with any court with respect to any matter subject to the Waiver and agree, to the extent permitted by law, that you will not do so in the future.

You further represent that, to the extent permitted by law, with respect to any charge, complaint or claim you have filed or otherwise pursued or will file or otherwise pursue in the future with any state or federal agency against the Released Parties with respect to any matter subject to the Waiver, you will forgo any monetary damages, including but not limited to compensatory damages, punitive damages and attorneys' fees, to which you may otherwise be entitled in connection with said charge, complaint or claim.

X.          APPLICABLE LAW

All questions concerning the construction, validity and interpretation of this offer letter shall be governed by the laws of the State of New York, without regard to any conflicts or choice of law rules or principles. You hereby agree and acknowledge that the state and federal courts in New York County have substantial experience in commercial disputes, including noncompetition and other employment related matters. For this reason, you hereby agree that any action or proceeding with respect to this offer letter shall be brought exclusively in the state and federal courts sitting in New York County. You hereby agree to the personal jurisdiction thereof, and irrevocably waive any objection to the venue of such action, including any objection that the action has been brought in an inconvenient forum.

XI.        WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR

OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION XI.

XII.       SEVERABILITY

In the event that any one or more of the terms or provisions of this offer letter shall be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and the terms or provisions that are held to be invalid or unenforceable shall either be limited so that they shall remain in effect to the extent permissible by law, or similar provisions shall be substituted so as to provide IBM, to the fullest extent permitted by applicable law, the benefits intended by this offer letter.

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Please sign and return one copy of this offer letter. By doing so, you will acknowledge that you have received adequate and sufficient consideration for your agreements and undertakings hereunder.

ATTACHMENTS B, C AND D INTENTIONALLY OMITTED